Exhibit 99.1

ZTO Announces Completion of Convertible Senior Notes Offering

SHANGHAI, September 1, 2022 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that it closed the offering (the “Notes Offering”) of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the “Notes”) on August 29, 2022, which included the exercise in full by the initial purchaser of its option to purchase an additional US$130 million aggregate principal amount of the Notes. In connection with the sale of the additional Notes, the Company also entered into additional capped-call transactions with an affiliate of the initial purchaser and another financial institution.

The Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby or deliverable upon conversion of Notes in lieu thereof, have not been and will not be registered under the Securities Act or any state securities laws. The Notes may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “ Hong Kong Stock Exchange” ), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “ will,” “ expects,” “ anticipates,” “ future,” “ intends,” “ plans,” “ believes,” “ confidence,” “ estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company's results of operations and market share, any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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